EXHIBIT 99i


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Changes

April 1, 2002

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on April 1, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

On April 1, 2002 Kinross Gold Corporation announced the results of the Cash Tender Offer for the Kinam $3.75 Series B. Convertible Preferred Shares made by Kinross Gold U.S.A., Inc., its wholly owned subsidiary.

Item 5.   Full Description of Material Change

Kinross Gold Corporation announced today that an aggregate of 652,992 shares of Kinam's $3.75 Series B Convertible Preferred Shares were tendered into Kinross' cash tender offer which expired March 28, 2002. The tender offer by Kinross was to acquire the $3.75 Series B Convertible Preferred Shares of Kinam that Kinross did not previously own for a price of $16.00 per share. Kinross has accepted all shares that were tendered, giving it ownership of 86.9% of the issued and outstanding Kinam Preferred Shares. Kinross has transferred the money for the shares that were accepted to Alpine Fiduciary Services, Inc., the depositary for the tender offer, which will disperse the funds to the shareholders during the week of April 1, 2002.

In order to  accommodate  those  holders  of Kinam  $3.75  Series B  Convertible
Preferred Shares who were not able to tender their shares prior to the expiration date for any reason, Kinross is providing a subsequent offering period that will extend through 5:00 p.m. Eastern Time on April 4, 2002. Holders who did not participate during the initial offering period can tender their shares by complying with the delivery instructions set forth in the Offer to Purchase and Transmittal Letter previously provided to shareholders. All tenders must be received by Alpine Fiduciary Services, Inc. before the expiration of the subsequent offering period at 5:00 p. m. Eastern Time on April 4, 2002. There will be no withdrawal rights during the subsequent offering period and all shares tendered will be immediately accepted by Kinross. Kinross will pay $16.00 per share for all shares properly tendered during the subsequent offering period. Holders who properly tendered their shares during the initial offering period do not need to take any further action. Holders seeking additional information on how to tender their shares or any other aspect of the subsequent offering period should contact the Information Agent, Georgeson Shareholder Communications, Inc., at (800) 223-2064.


Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A




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Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.   Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto this 5th day of April, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary